Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

December 20, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Cellular Concrete Technologies, Inc. Amendment No. 3 to Form 8-K
Filed November 5, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013
Filed September 10, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 14, 2013
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 20, 2013 addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K, Form 10-K for the fiscal year ended March 31, 2013 and Form 10-Q for fiscal quarter ended September 30, 2013.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Form 8-K Amended November 5, 2013

Entry into a Material Definitive Agreement, page 3

1. We note that you have deleted disclosure that had responded to comment 2 in our September 24, 2013 letter to you. Please disclose why Cellular Concrete Technologies, LLC separated its business in this way. Include disclosure of whether Cellular Concrete Technologies, LLC currently generates revenue from any source other than its arrangements with you.

Company Response

We have added the disclosure that states “Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies other than that licensed to the Company for licensing and remain a research and development company and the Company will commercialize (market) and sell the products utilizing the licensed technologies. Cellular Concrete Technologies, LLC does not currently generate any revenue and decided to separate the research and development and utilize the Company for sales and marketing the products and to access the capital market. The two companies current have the same Chief Executive Officer (CEO) and there could be a conflict of interest (see the risk factors below related to common control conflicts of interest) we intend to operate the Company independent of Cellular Concrete Technologies, LLC (other than the CEO) using our own employees, equipment and facilities for the commercialization activities.

Russell Mancuso
December 20, 2013

Completion of Acquisition or Disposition of Assets, page 3

2. We note your revision in the first paragraph on page 4 in response to prior comment 2. However, it remains unclear what your royalty obligation is. The text says you owe one quarter of one percent, which is 0.0025 or 0.25%; however, in the parenthetical you refer to 0.025%. Please revise as appropriate; if an ambiguity exists in the license, please add appropriate disclosure explaining how the ambiguity will be addressed.

Company Response

We have modified the disclosure within the Form 8-K and in the licensing agreement as amended and filed on Form 8-K amendment 1 dated December 20, 2013.

Overview, page 6

3. Your revisions in response to comment 3 of our October 16, 2013 letter removed disclosure that addressed comment 6 in our September 24, 2013 letter to you. Please disclose the material hurdles that remain until you can sell the product commercially. Clarify whether Cellular Concrete Technologies, LLC ever sold the product using the licensed technology; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable. From your revised disclosure, it should be clear why you have not yet been able to generate revenue from the product, what material steps have been taken to generate revenue from sales of the product, and when those steps occurred.

Company Response

We have added disclosure that states “The Company licensed and plans to market a unique intellectual property (the Technology) for the production of a variety of light-weight concrete products. Stable Air technology is a method that will enable concrete producers to manufacture air entrained structural lightweight concrete.  The licensed Technology was developed by Cellular Concrete Technologies, LLC who has tested the product within certain concrete applications and has not sold any products using the licensed technology that is delivered through an Aerator Machine (“Aerator™”).  The Company intends to market the Aerator™ globally within the construction, oil and gas, flowable fill, and concrete/ready mix markets. The Company will require significant additional financing in order to meet the milestones and requirements of its Business Plan and avoid discontinuation of the License.  Funding would be required for staffing, marketing, public relations, and equipment in order to offer the technology to the global market. The Company intends to seek an aggregate of $5,000,000 in 2013 and 2014 of which $3,000,000 will be used for sales and marketing, $1,000,000 for equipment and $1,000,000 for general administrative expenses”.

4. Please tell us with specificity where you provided the disclosure in response to prior comment 5.

Company Response

We have modified the disclosure on page 7 within the manufacturing plan to state “Moreover, the Aerators are assembled with normal, off-the-shelf plumbing parts, like brass fittings and the Company plans to have the “foaming lens”, which is the core proprietary mechanical technology of the Aerator, be manufactured by a separate fabrication company in order to maintain control over the Technologies that make the system unique. The Company intends to purchase the surfactant from one or more global chemical manufacturers according to the Company’s proprietary formulation.  Stable Air® is itself a concrete “admixture” (chemical additive); and typically, its use minimizes the need for additional admixtures. At this time, the Company has not engaged any manufacturing or fabrication company to build the Aerator machine and there can be no assurance provided that the Company will be able to secure a qualified manufacturer or fabricator at acceptable terms in the future”.

Russell Mancuso
December 20, 2013

Competitive Advantage, page 9

5. Your revised disclosure in this section does not address prior comment 7 that asked you to clarify whether the attributes mentioned in the three bullet points in this section exist in your product but not all other cellular products. If so, please provide us support for the disclosure. Ensure that your support clarifies whether you have tested all other cellular products. Also, we note that you continue to refer to “higher quality” on page 12. If you have not tested your product in a manner that provides objective statistically relevant results that support claims you make about your product in this document or in your advertising, please make this clear in your risk factors disclosure and in each place where you make a claim in this document.

Company Response

We have removed “ In addition to the advantages Stable Air® and Stable Air® Fill offer over conventional concrete, the Company believes the Stable Air’s technology will provide an alternative to today’s cellular products through three primary factors:

	Ability to pre-design and achieve specific compressive strength targets;
	Capacity to produce structural lightweight concrete, consistently and accurately; and
	Competence to maintain total volume during curing”.

Competition, page 13

6. Please address that part of prior comment 8 that asked you to tell us the specific steps that you have taken to determine whether there are other lightweight structural concrete products that can provide some or all of the advantages relative to normal weight concrete that you say your product can provide. We note that you continue to refer to specific advantages in the last three bullet points on page 8 and in the first three bullet points on page 9. It remains unclear whether this section adequately discloses your competitive position as required by Regulation S0K Item 101(h)(4)(iv). Also, given your deletion of disclosure on page 8 regarding deterioration of the bubble with “excess free fall and vibration” and the relevance of batch temperature, it is unclear whether you provide balanced disclosure regarding your competitive position relative to other lightweight concrete competitors; please revise your disclosure as appropriate.

Company Response

We have deleted the specific advantages mentioned on page 8 and 9.

Government Regulations, page 13

7. Prior comment 9 sought disclosure in your filing. Please amend your Form 8-K accordingly.

Company Response

We have removed the website and are not in any discussions regarding road building in any states.

Liquidity and Capital Resources, page 23

8. Please tell us with specificity where you revised the disclosure to address prior comment 10.

Company Response

We have modified the disclosure on page 23 to discuss the cost related to the business.

Russell Mancuso
December 20, 2013

9. Please tell us with specificity where you revised the disclosure to address prior comment 11.

Company Response

We have addressed prior comment 11 in the plan of operation.

10. Please reconcile your response to prior comment 12 with your disclosure in the first risk factor on page 13 and elsewhere in your Form 10 amended May 29, 2012 that Accelerated Ventures Partners “will pay all expenses incurred by the Company until a business combination is effected, without repayment…” Does your response to prior comment 12 mean that the disclosure in your Form 10 was incorrect? If so, please provide us your analysis of the materiality of any potential liability for such Form 10 disclosure.

Company Response

For clarity, the Form 10 amended May 29, 2012 stating that Accelerated Ventures Partners “will pay all expenses incurred by the Company until a business combination is effected, without repayment” is correct although, on change of control of the Company it was agreed that the Company would begin to pay the expenses.

Certain Relationships and Related Party Transactions, page 27

11. Please address prior comment 15 as it applies to the other references to your “sole officer” in this section.

Company Response

We have modified the disclosure.

Rule 144, page 28

12. We note your disclosure added in response to prior comment 18; however, rather than merely referring to Rule 144(i)(2), please disclose when your shares could be sold pursuant to Rule 144. Avoid disclosure phrased in terms of what “may” be,

Company Response

We have modified the disclosure.

Exhibits, page 32

13. We note your response to prior comment 19. Please note that you may not waive compliance with your obligations under the Exchange Act.

Company Response

The two shareholders of the Company, AVP (Timothy Neher) and Cellular Concrete Technologies, LLC (Paul Falco) and the board of directors gave written consent approving the action to change the Company name. There was no acquisition, merger, spinoff, consolidation or proposed sale or other disposition of substantially all the assets of the company.

Russell Mancuso
December 20, 2013

Exhibit 10.7

14. We note your response to prior comment 2. Please file the schedules missing from exhibit 10.7.

Company Response

We have corrected the exhibit 10.7 and have filed an amended Form 8-K on December 20, 2013 with the schedules.

Form 10-K for Fiscal Year Ended March 31, 2013

15. We note your response to prior comment 21. We may have additional comments after you file your amended Form 10-K.

Company Response

We have filed an amended form 10-K on December 20, 2013 addressing prior comments 22, 28 and 29 which were:

Recent Sales of Unregistered Securities, page 28

22. Please tell us with specificity where you revised the disclosure in response to prior comment 49. We note that there were 26,500,000 shares of your common stock outstanding according to the facing page of the amendment to your Form 10-K filed on September 10, 2013 and that you disclosed on page F-4 of that amendment that you had 26,350,000 shares of common stock outstanding at March 31, 2013. Your revised disclosure should include the disclosure required by Regulation S-K Item 701(d) for the issuance of shares of common stock since March 31, 2013.

Company Response

There were no additional shares issued as this was an error on the facing page.

Compliance with Section 16(a) of the Exchange Act, page 12

28. We note your response to the last sentence of prior comment 10. Please tell us with specificity where you disclosed in your amendment to your Form 10-K the failure to file the forms required by Section 16 of the Exchange Act.

Company Response

We have modified the disclosure accordingly.

Signatures

29. It appears from your disclosure on page 25 of your amended Form 8-K that Michael Davis was one of your two directors when you filed your most recent Form 10-K and the amendment to that Form 10-K. However, you did not indicate that Mr. Davis signed either report. Please include the complete text of your Form 10-K in an amendment with signatures of the majority of your board of directors below the second paragraph of text required on the Signatures page. Clearly indicate the capacity in which each person signs the Form 10-K. See General Instruction D(2) to Form 10-K.

Company Response

We have modified the disclosure accordingly.

Russell Mancuso
December 20, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Financial Statements

Statements of Operations and Statements of Cash Flows

16. Please correct your presentation so that you appropriately provide the activity for the three month period ended September 30, 2013 and September 30, 2012 and the six month period ended September 30, 2013 and September 30, 2012.

Company Response

We have modified the Statement of  Operations and Cash Flows accordingly.

Management’s Discussion and Analysis

17. Please update the disclosure in this section regarding your principal business objective and business activities.

Company Response

We have updated the disclosures regarding our principle business objectives.

Controls and Procedures

18. We see from your disclosure that your management conducted their evaluation of your disclosure controls and procedures as of December 31, 2010 and based on this evaluation determined that your disclosure controls and procedures were effective. Please amend your filing to provide managements evaluation of disclosure controls and procedures as of September 30, 2013.

Company Response

We have amended the disclosure regarding controls and procedures.

19. In light of your errors with regards to properly disclosing your evaluation of disclosure controls and procedures as well as properly dating the certifications, please tell us how you considered these errors with regards to your conclusion regarding the company’s disclosure controls and procedures.

Company Response

We have amended the disclosure regarding controls and procedures.

Signatures

20. Please amend your Form 10-Q to include a currently dated signature. We note that the date of the signature is July 26, 2013. Your amendment should include your entire filing.

Company Response

We have corrected the error and have filed the amended Form 10-Q on December 20, 2013.

Russell Mancuso
December 20, 2013

Exhibits 31.1, 31.2 and 32.1

21. We see that your certifications are not currently dated. Please amend your Form 10-Q to provide new, currently dated Section 302 and 906 Certifications. Your amendment should include your entire filing.

Company Response

We have corrected the error and have filed the amended Form 10-Q on December 20, 2013.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.
By: Paul Falco
Paul Falco
Chief Executive officer